September 19, 2018

Edwin Negron-Carballo
Chief Financial Officer
Celsius Holdings, Inc.
2424 N Federal Highway
Suite 206
Boca Raton, Florida 33431

       Re: Celsius Holdings, Inc.
           Form 10-K for the year ended December 31, 2017
           File No. 001-34611

Dear Mr. Negron-Carballo:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining